Exhibit 99.2

Genetron Health Reports Third Quarter 2021 Unaudited Financial Results

BEIJING, China, November 30, 2021 — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today reported its unaudited preliminary financial results for the third quarter ended September 30, 2021.

Third Quarter and Recent Highlights

•	Financials:

•	Recorded total revenue of RMB 152.5 million (US $23.7 million) for the third quarter of 2021, representing a 36.2% increase over the same period of 2020

•	LDT revenue was RMB 93.0 million (US $14.4 million) in the third quarter of 2021, representing 30.2% growth compared to the prior year period

•	IVD revenue was RMB 51.3 million (US $8.0 million) in the third quarter of 2021, representing 70.5% growth compared to the prior year period

•	Achieved gross margin of 69.0% for the third quarter 2021 compared to 62.2% in the same period of 2020, primarily driven by improvements in both the LDT and IVD business lines

•	Early screening franchise update:

•

Genetron has broadened its registrational strategy for its early screening program for hepatocellular carcinoma (HCC). The Company has initiated enrollment for a PCR-based trial in November, with plans to enroll the NGS-based trial in the next few months. Genetron anticipates potential NMPA approvals for both assays in 2023

•

Developed a multi-omics blood-based CRC early screening assay, which was trained in a retrospective cohort of 100 cases and 100 controls, and validated in an independent cohort of the same size. The assay achieved >91% sensitivity with the specificity of 95%. Full details are planned to be released through a publication in 2022

•	MRD franchise update:

•

Formed a co-development agreement with AstraZeneca R&D China for personalized MRD tests for solid tumors in China. Our partner plans to incorporate the co-developed tests for China-specific studies. This is an exclusive, multi-year collaboration (see detailed release here )

•	Entered into an exclusive agreement with Fosun Pharma to commercialize Seq-MRD® in China, marking the Company’s first product launch for hematologic cancer and MRD detection

•	Publications:

•

Early Screening: Clinical results and technology findings of Genetron Health’s early liver cancer screening product for hepatocellular carcinoma (HCC), HCCscreenTM, were included in an expert consensus and was published in the Chinese Journal of Hepatology, an influential publication among liver physicians in China

•

MRD: Journal of Hematology & Oncology published an analysis of a personalized MRD assay developed based on Mutation Capsule technology. The assay has shown excellent sensitivity to detect 0.001% tumor DNA from peritoneal lavage fluid samples for precise prediction of peritoneal dissemination in gastric cancer patients

•	Bioinformatics: Briefings in Bioinformatics published enhanced variant caller performance data that was achieved by Genetron Health’s bioinformatics team

•	Others:

•	Established a strategic partnership with NeoGenomics (Nasdaq: NEO) to drive global oncology drug R&D as well as with IMPACT Therapeutics to drive development of a synthetic lethal product pipeline

•	Obtained CE Mark for Onco PanScanTM, the Company’s large panel product that covers over 800 genes

“Despite COVID’s impact on our third quarter financial results, we achieved strong year-over-year revenue growth of 36.2%, marked by more than 70% increase in our in-hospital (IVD) sales along with significant gross margin improvement. Operationally, we’ve had many positive updates, which included the initiation of our first registrational trial for HCC early screening, new MRD partnerships, and recognition in multiple influential publications,” remarked Mr. Sizhen Wang, co-founder and CEO of Genetron Health. “Based on the continued enforcement of “zero COVID” strategy in China, we anticipate a significantly tougher operating environment in the fourth quarter. Despite this short-term challenge, we remain laser focused on driving our clinically differentiated pipeline of comprehensive precision oncology diagnostics. Our long-term outlook remains unchanged as we continue to execute on our strategies, and we anticipate multiple data and trial updates from our key programs in the coming months. In addition, the macro environment remains favorable for Genetron, thanks to continued policy tailwinds in China that aim to improve healthcare options for local citizens.”

Third Quarter 2021 Unaudited Preliminary Financial Results

Total revenue for the third quarter of 2021 increased by 36.2% to RMB 152.5 million (US $23.7 million) from RMB 112.0 million in the same period of 2020.

Diagnosis and monitoring revenue increased by 42.2% to RMB 144.3 million (US $22.4 million) in the third quarter of 2021 from RMB 101.5 million in the same period of 2020. The increase was primarily driven by the growth in the revenue generated from the sale of both LDT & IVD products.

•

Revenue generated from the provision of LDT services increased by 30.2% to RMB 93.0 million (US $14.4 million) during the third quarter of 2021 from RMB 71.4 million in the same period of 2020, primarily driven by increased sales of HCC early screening tests. LDT diagnostic tests sold in the third quarter 2021 totaled approximately 5,900 units.

•

Revenue generated from sales of IVD products increased by 70.5% to RMB 51.3million (US $8.0 million) in the third quarter of 2021 from RMB 30.1 million in the third quarter of 2020. The increase was driven by sales of the Genetron S5 instrument and 8-gene Lung Cancer Assay (Tissue).

Contracted in-hospital partners

(as of the end of the period indicated)

	3Q20	4Q20	1Q21	2Q21	3Q21
IVD In-hospital partners	20	22	23	28	29

	3Q20	4Q20	1Q21	2Q21	3Q21
Total in-hospital partners(1)	38	40	42	50	54

Note:

(1)	The number of total in-hospital partners include both sales of LDT services and IVD products.

Revenue generated from development services decreased by 21.4% to RMB 8.2 million (US $1.3 million) in the third quarter of 2021, from RMB 10.4 million in the same period of 2020. The decrease was mainly due to the decline in sequencing services, as the Company continued to focus on higher margin biopharmaceutical services. Biopharmaceutical revenue continued to grow compared to the same period of 2020.

Gross profit increased by 51.1% to RMB105.2 million (US $16.3 million) in the third quarter 2021 from RMB 69.6 million in the same period of 2020. Gross margin improved to 69.0% for the third quarter of 2021, compared to 62.2% in the same period of 2020, primarily due to higher gross margins for both the LDT and IVD business lines.

Selling expenses increased by 56.3% to RMB 94.6 million (US $14.7 million) in the third quarter of 2021 from RMB 60.6 million in the same period of 2020. Selling expenses as a percentage of revenues was 62.0% in the third quarter of 2021, compared to 54.1% in the same period of 2020. The increase was primarily driven by increased headcount to expand Genetron’s core business as well as early screening sales teams.

Administrative expenses increased by 94.1% to RMB 63.0 million (US $9.8 million) in the third quarter of 2021 from RMB 32.4 million in the same period of 2020. Administrative expenses as a percentage of revenues increased to 41.3% in the third quarter of 2021 from 29.0% in the third quarter of 2020. The increase was mainly driven by higher headcount, professional fees, IT expenses, and share-based compensation.

Research and development expenses increased by 61.7% to RMB 62.4 million (US $9.7 million) in the third quarter of 2021 from RMB 38.6 million in the same period of 2020. Research and development expenses as a percentage of revenues increased to 40.9% in the third quarter of 2021 from 34.4% in the same period of 2020. The increases were driven by higher R&D headcount and related expenses, as well as continued innovation efforts, including product development and clinical trial activities.

Loss for the period was RMB 130.1 million (US $20.2 million) for the three months ended September 30, 2021, compared to RMB 48.0 million for the three months ended September 30, 2020.

Non-IFRS loss for the period, defined as loss for the period excluding share-based compensation expenses, fair value change and other loss of financial instruments with preferred rights, was RMB109.9 million (US $17.1 million) for the three months ended September 30, 2021, compared to RMB 43.7 million for the three months ended September 30, 2020. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

Basic loss per share attributable to ordinary shareholders of the Company was RMB 0.28 (US $0.04) for the third quarter of 2021, compared with a basic loss per share attributable to ordinary shareholders of the Company of RMB 0.11 for the same period of 2020.

Excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights, non-IFRS basic loss per share attributable to ordinary shareholders of the Company was RMB 0.24 (US $0.04) for the third quarter of 2021, compared with non-IFRS basic loss per share attributable to ordinary shareholders of the Company of RMB 0.10 for the same period of 2020.

Diluted loss per share attributable to ordinary shareholders of the Company is equivalent to basic loss per share attributable to ordinary shareholders of the Company. Each ADS represents of five ordinary shares, par value US $0.00002 per share. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

As of September 30, 2021, cash and cash equivalents, restricted cash and current financial assets at fair value through profit or loss were RMB 1,005.3 million (US $156.0 million).

2021 Financial Guidance

Based on the continued enforcement of the “zero COVID” strategy in China and the resulting sustained restrictions across Genetron’s major markets, the Company is revising its full year 2021 revenue guidance to be around RMB 530 million, representing approximately 24.9% growth over the Company’s full year 2020 revenue.

Conference Call

A conference call and webcast to discuss the results will be held at 8:30 a.m. U.S. Eastern Time on November 30, 2021 (or at 9:30 p.m. Beijing Time on November 30, 2021). Interested parties may listen to the conference call by dialing numbers below:

United States:	+1-332-208-9468
China Domestic:	400-820-5286
Hong Kong:	+852-3018-6771
International:	+65-6713-5590
Conference ID:	5848053

Participants are encouraged to dial into the call at least 15 minutes in advance due to high call volumes.

A replay will be accessible through December 7, 2021 by dialing the following numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	5848053

A simultaneous webcast of the conference call will be available on the “News and Presentations” page of the Investors section of the Company’s website. A replay of the webcast will be available for 30 days following the event. For more information, please visit ir.genetronhealth.com.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB 6.4434, representing the exchange rate as of September 30, 2021, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on September 30, 2021.

Non-IFRS Financial Measures

The Company uses non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period, which are non-IFRS financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period should not be considered in isolation or construed as an alternative to operating profit, loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period and the reconciliation to its most directly comparable IFRS measures. Non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period represent loss for the year/period excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights (if applicable).

Please see the “Unaudited Non-IFRS Financial Measures” included in this press release for a full reconciliation of non-IFRS loss for the year/period to loss for the year/period and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period to loss per share attributable to ordinary shareholders of the Company for the year/period.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

US:

Hoki Luk

Head of Investor Relations

Email: hoki.luk@genetronhealth.com

Phone: +1 (408) 891-9255

Philip Trip Taylor

Vice President | Gilmartin Group

ir@genetronhealth.com

Media Relations Contact

Yanrong Zhao

Genetron Health

yanrong.zhao@genetronhealth.com

Edmond Lococo

ICR

Edmond.Lococo@icrinc.com

Mobile: +86 138-1079-1408

genetron.pr@icrinc.com

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021		September 30, 2020	September 30, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	111,963	152,541	23,674	290,541	385,087	59,765
Cost of revenue	(42,331)	(47,306)	(7,342)	(114,448)	(130,839)	(20,306)

Gross profit	69,632	105,235	16,332	176,093	254,248	39,459

Selling expenses	(60,558)	(94,625)	(14,686)	(175,000)	(242,812)	(37,684)
Administrative expenses	(32,440)	(62,981)	(9,774)	(81,969)	(162,161)	(25,167)
Research and development expenses	(38,556)	(62,364)	(9,679)	(96,030)	(168,500)	(26,151)
Net impairment losses on financial and contract assets	(1,107)	(10,437)	(1,620)	(2,097)	(23,741)	(3,684)
Other income/(loss) - net	3,819	334	52	(513)	8,945	1,388

Operating expenses	(128,842)	(230,073)	(35,707)	(355,609)	(588,269)	(91,298)

Operating loss	(59,210)	(124,838)	(19,375)	(179,516)	(334,021)	(51,839)

Finance income	12,772	482	75	11,062	1,712	265
Finance costs	(1,560)	(5,791)	(898)	(3,997)	(5,022)	(779)

Finance income/(costs) - net	11,212	(5,309)	(823)	7,065	(3,310)	(514)

Fair value loss of financial instruments with preferred rights	—	—	—	(2,823,370)	—	—

Loss before income tax	(47,998)	(130,147)	(20,198)	(2,995,821)	(337,331)	(52,353)
Income tax expense	—	—	—	—	—	—

Loss for the period	(47,998)	(130,147)	(20,198)	(2,995,821)	(337,331)	(52,353)

Loss attributable to:
Owners of the Company	(47,998)	(128,974)	(20,016)	(2,995,821)	(333,548)	(51,766)
Non-controlling interests	—	(1,173)	(182)	—	(3,783)	(587)

	(47,998)	(130,147)	(20,198)	(2,995,821)	(337,331)	(52,353)

Loss per share attributable to ordinary shareholders of the Company	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(0.11)	(0.28)	(0.04)	(12.02)	(0.73)	(0.11)

Loss per ADS attributable to ordinary shareholders of the Company
-Basic and diluted	(0.53)	(1.40)	(0.22)	(60.10)	(3.63)	(0.56)

Shares used in loss per share attributable to ordinary shareholders of the Company computation:
-Basic and diluted	454,231,486	461,356,043	461,356,043	249,230,922	459,793,465	459,793,465
ADS used in loss per ADS attributable to ordinary shareholders of the Company computation:
-Basic and diluted	90,846,297	92,271,209	92,271,209	49,846,184	91,958,693	91,958,693

GENETRON HOLDINGS LIMITED

UNAUDITED NON-IFRS FINANCIAL MEASURE

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021		September 30, 2020	September 30, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Loss for the period	(47,998)	(130,147)	(20,198)	(2,995,821)	(337,331)	(52,353)
Adjustments:
Share-based compensation	4,268	20,246	3,141	19,222	42,000	6,518
Fair value loss of financial instruments with preferred rights	—	—	—	2,823,370	—	—

Non-IFRS Loss	(43,730)	(109,901)	(17,057)	(153,229)	(295,331)	(45,835)

Attributable to:
Owners of the Company	(43,730)	(108,728)	(16,875)	(153,229)	(291,548)	(45,248)
Non-controlling interests	—	(1,173)	(182)	—	(3,783)	(587)

	(43,730)	(109,901)	(17,057)	(153,229)	(295,331)	(45,835)

Non-IFRS loss per share attributable to ordinary shareholders of the Company	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(0.10)	(0.24)	(0.04)	(0.61)	(0.63)	(0.10)

Non-IFRS loss per ADS(5 ordinary shares equal to 1 ADS) attributable to ordinary shareholders of the Company
-Basic and diluted	(0.48)	(1.18)	(0.18)	(3.07)	(3.17)	(0.49)

Shares used in non-IFRS loss per share attributable to ordinary shareholders of the Company computation:
-Basic and diluted	454,231,486	461,356,043	461,356,043	249,230,922	459,793,465	459,793,465
ADS used in non-IFRS loss per ADS attributable to ordinary shareholders of the Company computation:
-Basic and diluted	90,846,297	92,271,209	92,271,209	49,846,184	91,958,693	91,958,693

GENETRON HOLDINGS LIMITED

UNAUDITED REVENUE AND SEGMENT INFORMATION

	Diagnosis and monitoring	Diagnosis and monitoring	Development services	Total
	- provision of LDT services	- sale of IVD products
	RMB’000	RMB’000	RMB’000	RMB’000
Three months ended September 30, 2020
Revenue	71,406	30,110	10,447	111,963
Segment profit	49,212	18,439	1,981	69,632
Three months ended September 30, 2021
Revenue	92,993	51,338	8,210	152,541
Segment profit	65,022	39,159	1,054	105,235
Nine months ended September 30, 2020
Revenue	194,754	67,468	28,319	290,541
Segment profit	130,961	43,827	1,305	176,093
Nine months ended September 30, 2021
Revenue	251,959	110,431	22,697	385,087
Segment profit	175,723	75,693	2,832	254,248

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31,2020	As at September 30,2021
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	76,891	85,441	13,260
Right-of-use assets	59,706	50,938	7,905
Intangible assets	12,265	15,104	2,344
Financial assets at fair value through profit or loss	19,609	37,005	5,743
Prepayments	15,362	23,765	3,688

Total non-current assets	183,833	212,253	32,940

Current assets
Inventories	24,971	41,657	6,465
Contract assets	1,112	2,217	344
Other current assets	36,500	26,513	4,115
Trade receivables	164,592	279,725	43,413
Other receivables and prepayments	42,420	83,188	12,911
Amounts due from related parties	214	453	70
Financial assets at fair value through profit or loss	140,294	187,398	29,084
Derivative financial instruments	196	673	104
Restricted cash	—	2,800	435
Cash and cash equivalents	1,375,766	815,142	126,508

Total current assets	1,786,065	1,439,766	223,449

Total assets	1,969,898	1,652,019	256,389

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As at December 31,2020	As at September 30,2021
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Borrowings	5,493	—	—
Lease liabilities	43,016	32,694	5,074
Other non-current liabilities	—	8,354	1,297

Total non-current liabilities	48,509	41,048	6,371

Current liabilities
Trade payables	34,071	38,907	6,038
Contract liabilities	8,417	12,640	1,962
Other payables and accruals	111,164	119,399	18,530
Amounts due to related parties	24	350	54
Borrowings	58,583	27,595	4,283
Lease liabilities	16,585	19,640	3,048
Derivative financial instruments	—	1,702	264

Total current liabilities	228,844	220,233	34,179

Total liabilities	277,353	261,281	40,550

Net assets	1,692,545	1,390,738	215,839

SHAREHOLDERS’ EQUITY
Equity attributable to owners of the Company
Share capital	59	60	9
Share premium	6,657,562	6,702,347	1,040,188
Other reserves	(24,701)	(44,784)	(6,950)
Accumulated losses	(4,940,375)	(5,273,923)	(818,500)

	1,692,545	1,383,700	214,747

Non-controlling interests	—	7,038	1,092

Total shareholders’ equity	1,692,545	1,390,738	215,839